Clancy Corp.

str. Vizantiou 28, Strovolos,

Lefkosia, Cyprus, 2006

office@corpclancy.com

+35722000341

April 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:      Ms. Asia Timmons-Pierce

                           Staff Attorney Security Exchange Commission Washington, D.C. 20549

Re:   Acceleration Request of Clancy Corp.

         Form S-1 Registration Statement (File No. 333-213698)

To Whom It May Concern:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our Registration Statement on Form S-1. We request an effective date of Friday, April 14, 2017 at 10:00 a.m. Eastern Time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

•        Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please to contact me, Iryna Kologrim at +35722000341 if you require further information or documentation regarding this matter.

                                                                           Sincerely,

                                                                           Clancy Corp.

                                                                           By:  /s/ Iryna Kologrim

                                                                                   Iryna Kologrim

                                                                                   Chief Executive Officer and President of Clancy Corp.